UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RICEBRAN TECHNOLOGIES

(Name of Issuer)

Common Stock

(Title of Class of Securities)

762831204

(CUSIP Number)

Shoshana Halpern
20900 NE 30th Ave, Suite 200
Aventura, FL 33180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45776L100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Shoshana Halpern

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization USA

		7.	Sole Voting Power
0
Number of
Shares		8.	Shared Voting Power
Beneficially			614,037 (see Item 5 below)
Owned by
Each		9.	Sole Dispositive Power
Reporting			0
Person With
		10.	Shared Dispositive Power
614,037 (see Item 5 below)

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
614,037 (See Item 5 below)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11)
7.81%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer

This amendment amends the statement on Schedule 13D, previously filed on October 26, 2011 and as amended on February 13, 2012, relating to the common stock, no par value (“Common Stock”), of RiceBran Technologies, a California corporation (“RiceBran”).  The principal executive offices of RiceBran are located at 6720 North Scottsdale Road, Suite 390, Scottsdale, AZ.

On November 13, 2013, RiceBran effected a one-for-200 reverse split on our issued and outstanding shares of our common stock. All warrant, option, share and per share information contained herein gives retroactive effect to the one-for-200 reverse split.

Item 2.	Identity and Background

This Schedule 13D is filed by Shoshana Halpern, an individual (“Ms. Halpern”). The address of Ms. Halpern is 20900 NW 30th Avenue, Suite 200, Aventura, FL 33180.  Ms. Halpern is currently unemployed.

During the five years prior to the date hereof, Ms. Halpern has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ms. Halpern is an American citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On February 14, 2011, Baruch Halpern, husband of Shoshana Halpern, and RiceBran entered into a Note and Warrant Purchase Agreement whereby RiceBran issued to Mr. Halpern an 8.5% convertible promissory note in the original principle amount of $500,000 which was convertible into shares of Common Stock at $50.00 per share, and warrants to purchase 2,500 shares of Common Stock at $50.00 per share.

On June 29, 2011, Mr. Halpern and RiceBran entered into a Note and Warrant Purchase Agreement to restructure the February 14, 2011 convertible promissory notes and warrants, which were cancelled.  Mr. Halpern and RiceBran entered into a Note and Warrant Purchase Agreement whereby RiceBran issued to Mr. Halpern (1) a convertible promissory note in the original principle amount of approximately $739,000 which was convertible into shares of Common Stock at $42.00 per share, (2) a convertible promissory note in the original amount of $270,000 which was convertible into shares of Common Stock at $42.00 per share, and (3) warrants to purchase 5,000 shares of Common Stock at $46.00 per share (the “First Prior Agreement”).

On August 31, 2011, Mr. Halpern and RiceBran entered into a Note and Warrant Purchase Agreements whereby RiceBran issued to Mr. Halpern (1) a convertible promissory note in the original principle amount of $730,000 which was convertible into shares of Common Stock at $42.00 per share, and (2) a warrant to purchase 3,650 shares of Common Stock at $46.00 per share (the “Second Prior Agreement”).

On October 7, 2011, Mr. Haplern and RiceBran entered into a Note and Warrant Purchase Agreement (the “October 2011 Agreement”) to restructure previously issued convertible promissory notes and warrants and to allow RiceBran to borrow additional funds.  Pursuant to the October 2011 Agreement, Mr. Halpern cancelled the warrants and the convertible promissory notes issued under the First Prior Agreement and the Second Prior Agreement (collectively, the “Prior Agreements”) in exchange for the issuance of a new convertible promissory note in the original principal amount of approximately $1,773,000 to Baruch Halpern and Shoshana Halpern, as trustees of the Shoshana Shapiro Halpern Revocable Trust UA June 13, 2006 (the “Trust”).  In addition, the Trust purchased and RiceBran issued a convertible promissory note in the original principal amount of $550,000. In consideration for the note purchase and the cancellation of the warrants under the Prior Agreements, RiceBran issued the Trust a warrant to purchase 11,616 shares of Common Stock at $44.00 per share that was to expire on June 15, 2015. Each of the October 7, 2011 convertible promissory notes was due and payable on October 16, 2014, bore interest at an annual rate equal to 10% per year, and was convertible into shares of Common Stock at $40.00 per share.

On January 18, 2012, in connection with the Note and Warrant Agreement entered into on January 17, 2012 (the “January 2012 Agreement”), Mr. Halpern cancelled the warrants and the convertible promissory notes issued under the October 2011 Agreement and paid an additional $112,523 in exchange for the issuance of a new convertible promissory note in the original principal amount of approximately $2,500,000 to the Trust. In consideration for the note purchase and the cancellation of the warrants, RiceBran issued to the Trust a warrant to purchase 125,,000 shares of Common Stock at $24.00 per share that expires January 18, 2017. The convertible promissory note is due and payable on January 18, 2015 and bears interest at an annual rate equal to 10% per year.  Each convertible note shall be convertible into shares of Common Stock at $20.00 per share.  The note and warrant issued January 18, 2012 contains full ratchet antidilution provisions.

On July 31, 2012, RiceBran, the Trust and other certain investors amended the Note and Warrant Purchase Agreement dated January 17, 2012 (the “Amendment”) to, among other things, extend the maturity date to July 31, 2015 and reduce the conversion price to $14.00 on all outstanding Notes.  In addition, all outstanding warrants issued under the Note and Warrant Purchase Agreement held by the parties to the Amendment were amended such that the (a) the exercise price is now equal to $16.00, (b) the number of shares of Common Stock issuable upon exercise of each warrant outstanding as of the effective date will be equal to the quotient obtained by dividing (i) the original principal amount of the Note issued to the holder of the Note, by (ii) $14.00, and (c) the exercise price of each warrant was extended to July 31, 2017.  Based on the Amendment, under the January 2012 Agreement, the Trust holds (1) a convertible promissory note in the original principal amount of approximately $2,500,000, and (2) a warrant to purchase up to 178,572 shares of Common Stock at $16.00 per share.  The note is convertible into 178,572 shares of Common Stock at $14.00 per share.

In addition to the above transactions, Ms. Halpern beneficially owns warrants to purchase up to 2,285 shares of Common Stock at an exercise price of $14.00 per share.  Such warrants expire July 31, 2017.

In 2013, the subordinated convertible notes beneficially held by Ms. Halpern were amended to reduce the interest rate to 5% from 10%, change the maturity of the notes to July 2016 and to remove the conversion feature and antidilution protections upon the closing of an equity raise by RiceBran in excess of $7.0 million.  Concurrently, certain warrant holders, including Ms. Halpern, agreed to exchange warrants (the “Exchange”) to purchase shares of our common stock for the future issuance of shares of our common stock upon RiceBran closing of an equity raise in excess of $7.0 million and upon RiceBran receiving shareholder approval to increase the authorized number of common stock.  On December 18, 2013, RiceBran closed on an equity financing in excess of $7.0 million.

On May 30, 2014, RiceBran increased the authorized number of common stock and, as a result of the Exchange, warrants beneficially owned by Ms. Halpern for the purchase of up to 180,857 shares of common stock, were cancelled in exchange for 614,037 shares of our common stock.

Item 4.	Purpose of Transaction

Ms. Halpern and the Trust purchased the Common Stock, the convertible notes and warrants for investment purposes.  Ms. Halpern has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)     Ms. Halpern is or may be deemed to be the beneficial owner of an aggregate of 614,037 shares of Common Stock.

(b)    Ms. Halpern has sole voting and dispositive power jointly with Baruch Halpern with respect to the Common Stock that she may be deemed to beneficially own.  Please see Rows 7 through 10 of the cover page to this Schedule 13D.

(c)     Other than as described above in Item 3, Ms. Halpern has not engaged in any transaction in RiceBran Common Stock during the 60-day period immediately preceding the date hereof except as described herein.

(d)    Ms. Halpern and Baruch Halpern are each trustees under the Trust and each have voting and dispositive powers over securities owned by the Trust.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2014

Date
/s/	Shoshana Halpern

Signature
Shoshana Halpern, an Individual

Name/	Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)